

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 7, 2016

Via Email
Dr. Brian Gilvary
Chief Financial Officer
BP p.l.c.
1 St James's Square
London SW1Y 4PD
United Kingdom

    Re: **BP p.l.c.**
               Form 20-F for Fiscal Year Ended December 31, 2015
               Filed March 4, 2016
               File No. 001-06262

Dear Dr. Gilvary:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2015

Notes on financial statements, page 107

Note 1. Significant accounting policies, judgements, estimates and assumptions, page 107

Significant estimate or judgment: recoverability of asset carrying values, page 111

1.   For impairment testing purposes, we note that you determined the recoverable amount of your Upstream assets by estimating both their fair value less costs of disposal and value-in-use. For the assumptions made about future commodity prices, we note the first five years for both measurements were derived from market prices. Please describe for us the factors that justify the long-term price assumptions used for your measurements of both fair value less costs of disposal and value-in-use, including in relation to the market prices through 2020 disclosed in the table on page 111 of your filing.

2. You state that long-term assumptions used to determine the fair value less costs of disposal for your Upstream assets are consistent with the assumptions used by the group for investment appraisal purposes. Please tell us how you determined that internal long-term investment appraisal prices are reflective of the assumptions market participants would use when valuing your Upstream assets. Refer to paragraph 53A of IAS 36.

3. Please tell us how you considered the guidance in paragraph 33(c) of IAS 36 regarding use of an increasing growth rate for estimating cash flows for the value-in-use measurement.

4. You state that the long-term assumptions were derived from the "$80 per barrel real oil price and $5/mmBtu real Henry Hub assumptions used for investment appraisal." We note from your letter to us dated September 7, 2015, with regard to your Form 20-F for the fiscal year ended December 31, 2014, that internally determined prices used for investment appraisal were last updated in 2012. Please confirm that price assumptions for 2021 and beyond have been "converted" from your pre-established "real prices" in the manner described in your September 7, 2015 letter or otherwise advise. As part of your response, tell us about the process through which you considered whether a significant shift in long-term market fundamentals occurred in light of the weaker oil price environment described in your filing.

5. Please tell us about the extent to which you have sales contracts in place that support the use of the price assumptions for 2021 and beyond. In addition, please tell us how the price assumptions related to the reserves that do not meet the criteria to be considered proved differ from those disclosed in your filing.

6. Please provide us with a table showing scheduled future production by year for the total proved reserves recorded as of December 31, 2015 on a barrel of oil equivalent basis.

7. In your letter to us dated September 7, 2015, with regard to your Form 20-F for the fiscal year ended December 31, 2014, you stated that you had not identified any project where material volumes of proved reserves would be removed because the project had halted or slowed. Please provide us with an update on your project sanctioning given changes that have occurred in the commodity price environment since the time of your prior response and describe the development activities and/or projects you planned to undertake that have been revised due to lower prices. Additionally, quantify the portion of your proved undeveloped reserves related to projects where development will not proceed or will be halted if prices do not improve from current levels. As part of your response, describe the planned development activities related to your proved undeveloped reserves for the five year period ending December 31, 2020 and explain how differences between the prices assumed over that period and the prices used for investment appraisal purposes have impacted or may impact those planned development activities.

Note 4. Disposals and impairment, page 122

8.　　We note that you recognized both impairment losses and impairment reversals during the fiscal year ended December 31, 2015 related to cash generating units in the North Sea. Please provide us with a detailed discussion of the factors underlying the impairment charge recognized during 2015 and explain how those factors were considered as part of the process through which you determined the previously recognized impairment loss should be reversed. With your response, address your basis for changes in the assumptions underlying the estimates used to determine the recoverable amount of the previously impaired cash generating units (e.g., the discount rate applied). Refer to paragraph 114 of IAS 36.

Note 10. Earnings per ordinary share, page 131

9.　　We note the average number of shares outstanding for purposes of calculating basic earnings per share includes "certain shares that will be issuable in the future under employee share-based payment plans." Please tell us why these future issuances were included in the weighted average number of ordinary shares outstanding. As necessary, describe the terms and conditions associated with the issuance of these shares. Refer to paragraphs 19 and 21 of IAS 33.

Supplementary information on oil and natural gas (unaudited), page 169

Standardized measure of discounted future net cash flows..., page 191

10.　　You indicate in footnote "b" that the future decommissioning costs are included in the "Future development cost" line item of the standardized measure calculation. Please tell us the figures for such decommissioning costs that are included in the "Total" columns for subsidiaries and for equity entities in the years 2013, 2014 and 2015.

Productive oil and gas wells and acreage, page 194

11.　　We note that you have 126 million net undeveloped acres as of year-end 2015 which includes leases and concessions. Please tell us the proved undeveloped reserves, if any, which you have attributed to acreage whose expiration date precedes the scheduled date for initial PUD reserves development. If applicable, address the approach you will employ to forestall the expiry of such acreage.

Selected financial information, page 216

12.　　Your presentation of "income statement data" shows certain non-GAAP measures before the most directly comparable IFRS measure which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review your presentation here and throughout your filing and to ensure that non-GAAP measures do not precede the comparable IFRS measure.

13. The non-GAAP measure Underlying Replacement Cost includes an adjustment for "fair value accounting effects." Tell us more about the items underlying this adjustment and explain how your presentation of "unrecognized gains (losses) brought forward from previous period" and "unrecognized (gains) losses carried forward" is derived from and reflective of the description of "fair value accounting effects" provided on pages 256 and 257 of your filing.

14. We note that you disclose Replacement Cost and Underlying Replacement Cost on a per share basis. Tell us whether this information is presented in accordance with paragraph 73 of IAS 33 and how you considered the related disclosure requirements. Alternatively, if this is a non-GAAP measure, provide a reconciliation to the most directly comparable measure calculated in accordance with IFRS to comply with Item 10(e)(i)(B) of Regulation S-K and question 102.05 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

15. It appears that the information you present here regarding capital expenditures (e.g., organic capital expenditure, on an accruals basis) is a non-GAAP measure. Tell us how you have considered the disclosure requirements of Item 10(e) of Regulation S-K.

Oil and gas disclosures for the group, page 227

16. You state that "[i]n 2015 we progressed 959mmboe of proved undeveloped reserves (626mmboe for our subsidiaries alone) to proved developed reserves through ongoing investment in our subsidiaries' and equity-accounted entities' upstream development activities." As shown on your table below, the 2015 PUD conversion to proved developed reserves of 959 MMBOE is about 12% (=959/7788) of the PUD reserves available for development at the beginning of 2015. With similar procedures, we calculate the cumulative PUD reserves conversion over the period 2011-2015 is about 68%. This does not appear to be in agreement with your statement here, "Over the past five years, BP has annually progressed a weighted average 18% of our group proved undeveloped reserves (including the impact of disposals and price acceleration effects in PSAs) to proved developed reserves. This equates to a turnover time of about five and a half years." Please explain these differences in conversions to us. Address the "impact of disposals and price acceleration effects in PSAs."

Proved Undeveloped Reserves	MMBOE
PUD Reserves at 1 January 2015	7788
Revisions of Previous Estimates	300
Improved Recovery	111
Discoveries and Extensions	339
Purchases	126

Sales	(17)
Total in Year PUD Reserves Changes	8646
Progressed to Proved Developed Reserves	(959)
PUD Reserves at 31 December 2015	7687

17.   You state that revisions of previous estimates for proved undeveloped reserves ("PUDs") are due to changes relating to field performance, well results or changes in commercial conditions including price impacts. Please revise to quantify the impact of each factor that resulted in a material change to your PUDs during 2015. Refer to Item 1203(b) of Regulation S-K.

International trade sanctions, page 242

18.   In your letter to us dated September 19, 2013, you discussed contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2013 letter, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services or technology you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

19.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. If you have questions regarding comments on the financial statements and related matters, you may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources